

Stanley Kim

Co-Founder at WinSanTor

Greater San Diego Area

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nGoggle

High School

 **See contact info**

 **500+ connections**

Stanley Kim is an entrepreneur with a passion for innovation. His colleagues warmly refer him as an eclectic or parallel entrepreneur having founded several technology (healthcare and software) companies that develop products which enhance or better people's lives. Stanley has been fortunat...

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Experience

co-Founder
nGoggle
Sep 2015 – Present · 3 yrs 1 mo
San Diego


Co-Founder
WinSanTor
Dec 2011 – Present · 6 yrs 10 mos
San Diego

Co-Founder
TicketSocket
Dec 2010 – Present · 7 yrs 10 mos

Co-Founder
SoluRx
May 2009 – Present · 9 yrs 5 mos

Co-Founder
Machine Perception Technologies (Emotient acq by Apple)
Dec 2008 – Jan 2016 · 7 yrs 2 mos

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Education

High School













University of California, Berkeley

Interests

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